Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.
     Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.

     We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
     FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the company,” “we,” “us,” or “our.” This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes thereto, which are included elsewhere in this report.
     General
     We are a shipping company that currently operates five vessels in the drybulk shipping market through our wholly owned subsidiaries. We were formed on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board.
     The operations of our vessels are managed by Free Bulkers, S.A., or Free Bulkers, an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services. These services include, at a monthly fee per vessel, the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Also for a fee, Free Bulkers covers the commercial management of our fleet, such as identifying suitable vessel charter opportunities, which are provided by Safbulk Pty, Ltd., a company controlled by one of our affiliates, under a subcontract agreement from Free Bulkers. In addition, Free Bulkers provides us with all the necessary accounting services and, effective July 1, 2007, all the necessary financial reporting services for a fixed quarterly fee.
     During the nine-month period ended September 30, 2007, our fleet consisted of three Handysize vessels and one Handymax vessel that carried a variety of drybulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We sold one of the three Handysize vessels, the M/V Free Fighter, on April 27, 2007 for gross proceeds of $11,075,000, and net proceeds of $10,606,000 after deducting selling costs. Therefore, as of September 30, 2007, our fleet consisted of three Handysize vessels, the M/V Free Destiny built in 1982 with a carrying capacity of 25,240 dwt, the M/V Free Envoy built in 1984 with a carrying capacity of 26,318 dwt and the M/V Free Hero, built in 1995 with carrying capacity of 24,318 dwt plus one Handymax vessel, the M/V Free Jupiter, built in 2002 with a carrying capacity of 47,777 dwt.
     Subsequent to the quarter ended September 30, 2007, we took delivery of the M/V Free Goddess built in 1995 with a carrying capacity of 22,051 dwt for $25,200,000. See Note 18.A to our interim financial statements for additional details on the acquisitions of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess.

     The following table details the vessels presently owned:

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment
Free Envoy	Handysize	26,318	1984	Marshall Islands	$9.50 million	September 20, 2004	One-year time charter through April 2008 at $17,000 per day

Free Destiny	Handysize	25,240	1982	Marshall Islands	$7.60 million	August 3, 2004	Currently on spot charter at $28,000 per day

Free Hero	Handysize	24,318	1995	Marshall Islands	$25.25 million	July 3, 2007	Two-year time charter through December 2008/February 2009 at $14,500 per day

Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47.00 million	September 5, 2007	Currently in dry dock for unscheduled repairs following a grounding incident; upon repair completion to be delivered for a three-year time charter through October 2010 at $32,000 per day for the first year, $28,000 per day for the second year, and $24,000 per day for the third year

Free Goddess	Handysize	22,051	1995	Marshall Islands	$25.20 million	October 30, 2007	Two-year time charter until December 2009 at $19,250 per day
     One of our vessels, the M/V Free Jupiter, is undergoing an unscheduled dry-docking for repairs necessitated by a grounding incident off the coast of the Philippines on September 21, 2007 resulting in severe bottom damage. The vessel was refloated and temporary repairs were carried out before she proceeded to its destination under own power to discharge her cargo. After completion of discharge, the vessel sailed to a shipyard to undergo permanent repairs which are presently under way. No estimated completion date has yet been given by the shipyard. We expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles. While repairs are underway, the vessel will remain off hire. At the present time, we are not able to accurately estimate the period the vessel will be out of service or the impact the dry-docking will have on our results of operations.
     Acquisition of Vessels
     From time to time as opportunities arise, we intend to acquire additional secondhand drybulk carriers. We recently accepted delivery of the M/V Free Goddess, as described in Note 18.A to our unaudited condensed consolidated financial statements. Vessels are generally acquired free of charter. The M/V Free Hero and the M/V Free Goddess were acquired subject to a novation, or assumption, of their existing charters, and the M/V Free Jupiter was acquired free of charter. If no charter is assumed or novated when a vessel is acquired, we usually enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.
     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without a charter) as the acquisition of an asset rather than a business. When we acquire a vessel, we conduct, also consistent with shipping industry practice, an inspection of the physical condition of the vessel, unless practical considerations do not allow such an inspection. We also examine the vessel’s classification society records. We do not obtain any historical operating data for the vessel from the seller. We do not consider that information material to our decision on acquiring the vessel.

     Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records and log books, including past financial records and accounts related to the vessel. Upon the change in ownership, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state, in the event the buyer determines to change the vessel’s flag state.
     It is rare in the shipping industry for the last charterer of a vessel from a seller to continue as the first charterer of the vessel from the buyer. Where a vessel has been under a voyage charter, the seller delivers the vessel free of charter to the buyer. When a vessel is under time charter and the buyer wishes to assume that charter, the buyer cannot acquire the vessel without the charterer’s consent and an agreement between the buyer and the charterer for the buyer to assume the charter. The purchase of a vessel does not in itself transfer the charter because the charter is a separate service agreement between the former vessel owner and the charterer.
     When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:
•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.
     Our business comprises the following primary components:
•	Employment and operation of our drybulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.
     The employment and operation of our vessels involve the following activities:
•	Vessel maintenance and repair;

•	Planning and undergoing dry-docking, special surveys and other major repairs;

•	Organizing and undergoing regular classification society surveys;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Vessel bunkering;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangements;

•	Vessel chartering;

•	Vessel hire management; and

•	Vessel performance monitoring.
Important Measures for Analyzing Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.
     The following performance measures were derived from our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2007 and 2006, included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.
     All amounts in the tables below are in thousands of U.S. dollars, except for fleet data and average daily results.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
PERFORMANCE INDICATORS
Adjusted EBITDA (1)	$2,371	$1,403	$7,372	$2,085

Fleet Data:
Average number of vessels (2)	3.24	3.00	2.85	3.00
Ownership days (3)	298	276	776	819
Available days (4)	269	276	747	819
Operating days (5)	254	240	715	740
Fleet utilization (6)	85.2%	87.0%	92.1%	90.4%

Average Daily Results:
Average TCE rate (7)	$17.028	$12.771	$16.271	$10.081
Vessel operating expenses (8)	4.426	4.011	4.680	3.873
Management fees (9)	0.755	0.489	0.754	0.495
General and administrative expenses (10)	1.299	1.163	1.838	1.489
Total vessel operating expenses (11)	$5.181	$4.500	$5.434	$4.368

(1)	Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and change in the fair value of derivatives. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of Adjusted EBITDA to net income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net income (loss)	$(498)	$(111)	$2,125	$(2,370)
Depreciation and amortization of deferred charges	1,354	1,295	3,218	3,738
Change in derivatives fair value	362		362
Interest and finance cost, net	1,153	219	1,667	717

Adjusted EBITDA	$2,371	$1,403	$7,372	$2,085

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry-dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating Revenues	$4,879	$3,320	$12,709	$8,614
Voyage Expenses & Commissions	(554)	(255)	(1,075)	(1,154)

Net Operating Revenues	4,325	3,065	11,634	7,460

Operating Days	254	240	715	740

Time Charter Equivalent daily rate	$17.028	$12.771	$16.271	$10.081

(8)	Average daily operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant period:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Vessel operating expenses	$1,319	$1,107	$3,632	$3,172
Ownership days	298	276	776	819

Daily vessel operating expense	$4.426	$4.011	$4.680	$3.873

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
     Results of Operations
     Three and nine months ended September 30, 2007 as compared to the three and nine months ended September 30, 2006
     REVENUES — Operating revenues for three months ended September 30, 2007 were $4,879,000, an increase of $1,559,000 or 47% over the comparable period in 2006. For the nine months ended September 30, 2007 operating revenues were $12,709,000, an increase of $4,095,000 or 47.5% over the $8,614,000 in operating revenues for the nine months ended September 30, 2006. Revenues increased primarily as a result of improved time charter rates and despite an overall reduction of 25 operating days resulting from the combination of the sale of the M/V Free Fighter on April 27, 2007 and the scheduled dry-docking of the M/V Free Destiny for the month of September 2007.
     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $1,319,000 and $3,632,000 in the three and nine months ended September 30, 2007, respectively, as compared to $1,107,000 and $3,172,000 in the three and nine months ended September 30, 2006, respectively. The increase of $212,000 in vessel operating expenses during the three months ended September 30, 2007 as compared to the comparable period in 2006, results primarily from the operation of an additional vessel, the M/V Free Jupiter, which was delivered to the Company on September 5, 2007 plus an amount of approximately $230,000 associated with two unscheduled repairs during February 2007, (i.e., main engine turbocharger of the M/V Free Envoy; main generator of the M/V Free Destiny) causing expenses beyond normal daily operation and maintenance costs. Consequently, the daily vessel operating expenses per vessel owned, not including the management fees paid to our affiliate, Free Bulkers, were $4,426 and $4,680 for the three and nine months ended September 30, 2007, respectively, as compared to $4,011 and $3,873 for the comparable periods in 2006 an increase of 10.3% and 20.8% for the three and nine month periods, respectively. There were no costs incurred or accrued during the three and nine month period ended September 30, 2007 relating to the grounding incident of the M/V Free Jupiter since only no-cure-no-pay contracted operations were underway but not completed.
     VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $289,000 and $328,000 for the three and nine months ended September 30, 2007, respectively, as compared to $nil and $550,000 for the three and nine months ended September 30, 2006, respectively.

     DEPRECIATION AND AMORTIZATION — For the three and nine months ended September 30, 2007, depreciation expense totaled $1,148,000 and $2,615,000, respectively, as compared to $1,129,000 and $3,350,000, respectively, for the same periods in 2006. The increase in depreciation expense resulted primarily from the acquisitions of the M/V Free Hero, on July 3, 2007, and the M/V Free Jupiter, on September 5, 2007, partially offset by the change of the estimated useful life of the M/V Free Fighter to 30 years from 27 years, based on management’s re-evaluation of the useful life following the vessel’s regularly scheduled fifth special survey and docking as well as the subsequent sale of the M/V Free Fighter on April 27, 2007. For the three months ended September 30, 2007, amortization of dry-dockings, special survey costs and financing costs totaled $206,000, an increase of $40,000 from the same period in 2006. For the nine months ended September 30, 2007, amortization of dry-dockings, special survey costs and financing costs totaled $603,000 as compared to $388,000 for the nine months ended September 30, 2006. The increase in amortization expenses resulted primarily from incurring $1,882 of financing costs related to the availability of the credit facilities secured for the purchase of the new vessels M/V Free Hero, M/V Free Jupiter and M/V Free Goddess as discussed in Notes 6 and 18.A to our interim financial statements.
     MANAGEMENT FEES — Management fees for each of the three and nine months ended September 30, 2007 totaled $225,000 and $585,000, respectively, as compared to $135,000 and $405,000 for the comparable periods in 2006, respectively. The increase resulted primarily from the fees paid in connection with the acquisitions of the new vessels. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for certain accounting services related to the vessels’ operations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel, commencing from the date of the relevant purchase memorandum of agreement. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
     COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For the three months ended September 30, 2007, commissions paid amounted to $265,000 as compared to $255,000 for the three months ended September 30, 2006. Commissions paid during the nine months ended September 30, 2007 totaled $747,000, compared to $604,000 for the nine months ended September 30, 2006. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $10,000 and $143,000 for the three and nine months ended September 30, 2007, respectively, as compared to the same periods in 2006 relate directly to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses, communications expenses, rental expense and legal and auditor review fees for the 6-K and F-3 SEC filings, totaled $330,000 and $1,314,000 for the three and nine months ended September 30, 2007, respectively, as compared to $279,000 and $1,102,000 for the three and nine months ended September 30, 2006, respectively. Our general and administrative expenses increased by $51,000 and $212,000 during the three and nine months ended September 30, 2007 primarily because of additional fees paid to our auditors and legal counsel relating to the reviews of our quarterly financial statements and SEC filings in 2007.
     STOCK-BASED COMPENSATION EXPENSE — For the three and nine months ended September 30, 2007, compensation cost totaled $25,000 and $75,000, respectively, as compared to $270,000 and $649,000 for the three and nine months ended September 30, 2006, respectively. Compensation costs reflect non-cash, equity based compensation of our executive officers. The decrease is primarily a result of the departure of two of our executive officers in January 2007.
     INTEREST AND FINANCING COSTS — For the three months ended September 30, 2007 financing costs were $1,310,000, an increase of $1,088,000 from the $222,000 in the three month period ended September 30, 2006. Financing costs for the nine months ended September 30, 2007 were $1,863,000 as compared to $733,000 for the nine months ended September 30, 2006. Our interest and financing costs represent mainly interest paid in connection with the loans outstanding used for the acquisition of our vessels. The increase in interest and financing costs resulted primarily from financing the acquisition of our new vessels, the M/V Free Hero and the M/V Free Jupiter.

     NET (LOSS)/INCOME — Net (loss)/income for the three and nine months ended September 30, 2007 was $(498,000) and $2,125,000, respectively, as compared to net loss of $(111,000) and $(2,370,000) for the three and nine months ended September 30, 2006, respectively. The $4,495,000 increase of net income for the nine month period ended September 30, 2007 compared to the same period in 2006, resulted primarily from increased revenues due to our fleet growth and increased charter rates enhanced by the recognition of a gain of $1,369,000 from the sale of the M/V Free Fighter, discussed above. The loss for the three month period ended September 30, 2007 was primarily caused by a non-cash expense of $362,000 in connection with the valuation of interest rate swap contracts, required by the loan terms of the HSH Nordbank senior loan discussed above, the lack of revenue associated with the scheduled dry-docking of the M/V Free Destiny during the month of September 2007 and the higher interest expense attributable to the higher interest rate bearing bridge loan facilities described above which were used to finance the purchase of the M/V Free Hero and M/V Free Jupiter.
     Liquidity and Capital Resources
     Our principal sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to implement our growth plan. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.
     Based on current market conditions, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for our existing vessels for the next 18 months, as well as the additional vessel we are currently under contract to purchase (as described in Note 16 to our interim financial statements).
     We took delivery of the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively, and paid the remaining balance of the respective purchase prices, net of the deposit paid, from cash on hand from operations and funds obtained from the following credit facilities available to us: (i) $68,000,000 senior secured loan from HSH Nordbank AG; (ii) $21,500,000 junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8,500,000 of the $14,000,000 unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed further below); and (iv) an overdraft credit facility of $4,000,000 available from Hollandsche Bank — Unie N.V. See Note 16 to our interim financial statements for detailed information regarding the amounts used from each source.
     Subsequent to September 30, 2007, as previously planned, we paid, upon delivery the remaining balance of the purchase price of the M/V Free Goddess on October 30, 2007, net of deposits, by utilizing $20,474,000 available under the existing facilities described above and $2,206,000 from cash available from operations.
     During the three-month period ended September 30, 2007, 434,505 Class W and 87,300 Class Z warrants were exercised for shares of common stock, at $5.00 per share, yielding net proceeds to the Company of $2,467,000. Subsequent to September 30, 2007, an additional 480,107 Class W, 101,444 Class Z and 700,000 Class B warrants were exercised for shares of common stock, at $5.00 per share, yielding net proceeds to the Company of $6,200,000.
     On October 30, 2007, the Company concluded a public offering of 11,000,000 common shares at a price of $8.25 per share and, on November 6, 2007 the underwriters’ over-allotment option for another 1,650,000 common shares was exercised at the price of $8.25 per share. The net proceeds to the Company from such stock offering after deducting underwriting discounts and commissions, but before related expenses, was $97,057,000.
     On October 30, 2007, the Company accepted an offer for a senior secured credit facility from Credit Suisse in the aggregate amount of $87,000,000 consisting of a $48,700,000 loan to refinance up to 50% of the purchase price paid for the M/V Free Hero, the M/V Free Jupiter, and the M/V Free Goddess and a $38,300 facility for the purchase of additional vessels. The $48,700,000 loan will have an eight year term, with 31 equal quarterly installments and a balloon payment of $ 9,950,000 at an adjustable interest rate based on LIBOR plus 1%.

     On November 6, 2007 the Company repaid fully the outstanding Junior loan due to BTMU Capital Corporation,, and on December 7, 2007 the Company also repaid $30,671,000 against the HSH Nordbank Senior loan, as per their respective terms, leaving a balance of $28,000,000 to be fully repaid upon preparation and execution, presently under way, of the loan documentation of the Credit Suisse credit facility described above.
     The M/V Free Jupiter, will remain off-hire while repairs are underway during the unscheduled dry-docking necessitated by the grounding incident described in Note 18.D above. As we expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductible, the Company does not expect to experience a material liquidity drain, other than the postponement of revenue generation.
     With the liquidity provided by the stock offering, the warrants’ conversions and the Credit Suisse facility discussed above, we are actively seeking to acquire additional vessels in the near future. We intend to rely on funds drawn from our existing or new debt facilities, our working capital, proceeds from concluded or possible future equity offerings, and revenues from operations to meet our liquidity needs going forward.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.
     Cash Flows
     OPERATING ACTIVITIES — Net cash from operating activities increased by $2,772,000 for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. This increase is primarily the result of an increase in charter revenues.
     INVESTING ACTIVITIES — We used $64,256,000 of cash in investing activities during the nine months ended September 30, 2007 as compared to no cash used in investing activities during the comparable period in 2006. The increase was primarily a result of the the purchases of the M/V Free Hero and the M/V Free Jupiter, and the deposit related to the anticipated purchase of one additional vessel, the M/V Free Goddess, that was subsequently delivered (see Note 18.A to our interim financial statements) which was offset by the proceeds received from the sale of the M/V Free Fighter.
     FINANCING ACTIVITIES — Net cash from financing activities during the nine months ended September 30, 2007 was $62,140,000 as compared to net cash used in financing activities of $3,775,000 for the nine months ended September 30, 2006. The net cash from financing activities during the nine months ended September 30, 2007 includes $14,000,000 of proceeds from a shareholder loan, $58,070,000 in proceeds from long term bank loans, $2,467,000 from shareholder contributions from exercise of warrant and the draw-down of a loan with First Business Bank offset by the payments of $2,000,000 of short term debt, $6,300,000 of long term debt, $750,000 of shareholders’ loans and $2,647,000 of deferred financing cost incurred in connection with securing the availability of financing sources for the acquisition of the three new vessels.
     Capital Requirements
     We took delivery of the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively, as per the memoranda of agreement entered into by our wholly owned subsidiaries on May 1, 2007.
     On August 20, 2007, we entered into a memorandum of agreement pursuant to which we agreed to purchase a secondhand drybulk carrier, the M/V Free Goddess, from an unaffiliated third party for a purchase price of $25,200,000. We took delivery of the M/V Free Goddess in October 30, 2007.

     The M/V Free Hero and the M/V Free Jupiter were acquired for a total price of $72,250,000 from non-affiliated parties. The M/V Free Goddess will be acquired for a total price of $25,200,000 from non-affiliated parties. The acquisition of the M/V Free Hero, the M/V Free Jupiter, and the M/V Free Goddess were financed through a combination of bank debt, a shareholder loan and our available cash on hand as previously discussed. Please see “—Liquidity and Capital Resources” for more information about these pending acquisitions and the related financing.
     Long-Term Debt
     Our subsidiaries have obtained financing from unaffiliated lenders for their vessels.
     Adventure Two owns the M/V Free Destiny subject to a mortgage securing a loan in the original principal amount of $3,700,000 from Hollandsche Bank — Unie N.V. The loan bears interest at 1.95% above LIBOR, matures in 2008, and is payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000 in 2008. The loan is secured by a first preferred mortgage on the vessel, our guarantee of $500,000 of the principal amount plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Two. During the three and nine month periods ended September 30, 2007, the Company repaid the amounts of $75,000 and $225,000, respectively, leaving a balance of $3,100,000.
     Adventure Three owns the M/V Free Envoy subject to a mortgage securing a loan in the original principal amount of $6,000,000 from Hollandsche Bank — Unie N.V. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in December 2007, and is payable in 12 quarterly installments of $425,000 each commencing December 2005 with a balloon payment of $900,000 at final maturity. The loan is secured by a first preferred mortgage on the vessel, our guarantee of $500,000 of the principal amount plus interest and costs and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. In June 2006, we borrowed an additional $2,000,000 from Hollandsche Bank — Unie, which amounts were also secured by the M/V Free Envoy and were used to pay principal and interest due to Egnatia Bank, S.A. under its loan to Adventure Four. On January 12, 2007, the additional $2,000,000 borrowed from Hollandsche Bank — Unie was paid off from the proceeds of a loan. During the three and nine month periods ended September 30, 2007 the Company repaid the amounts of $425,000 and $1,275,000, respectively, leaving a balance of $900,000 due in December 2007.
     Adventure Four owned the M/V Free Fighter subject to a mortgage securing a loan in the original principal amount of $4,800,000 from First Business Bank, the outstanding amount of $4,485,000 of which was repaid in April 2007 in connection with the sale of the M/V Free Fighter.
     Each of the loan agreements also includes affirmative and negative covenants of the subsidiaries, such as maintenance of operating accounts, minimum cash deposits and minimum market values. Each subsidiary is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lenders.
     We also had outstanding, as of September 30, 2007, two interest-free loans from our former principal shareholders with an aggregate principal balance, net of discount which results from accounting for the loans at their fair value, of $1,864,000, the proceeds of which were used in previous years to acquire our vessels. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with a balloon payment of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that we raise additional capital of at least $12,500,000. Before these modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. On January 5, 2007, the shareholder loans due to one of our former shareholders were sold to The Mida’s Touch, S.A., a company controlled by Ion G. Varouxakis, our chairman, chief executive officer and president and one of our principal shareholders, for the principal amount then outstanding. The Mida’s Touch subsequently sold a portion of this loan to FS Holdings Limited, also one of our principal shareholders. Subsequent to September 30, 2007, and following our public offering, discussed in Liquidity and Capital Resources paragraph above, we fully repaid that $1,864,000 shareholder loan as per its terms.

     As September 30, 2007, we financed with $55,600,000 a portion of the purchase price of the M/V Free Hero and the M/V Free Jupiter, and intend to partially finance by $20,473,500, the purchase of the M/V Free Goddess and draw an additional amount of $1,000,000 against the M/V Free Jupiter, under the terms of the senior and junior loan commitments from HSH Nordbank AG and BTMU Capital Corporation totaling $89,500,000. We have also amended our existing credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. Subsequent to September 30, 2007, and following our public offering, discussed in Liquidity and Capital Resources paragraph above, we fully repaid the BTMU junior loan of $18,402,500, as per their terms, related to the financing of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess, and reduced the HSH Nordbank senior loan by $30,671,000 leaving a balance of $28,000,000 related to the financing of the M/V Free Jupiter. These three vessels will be fully refinanced by making use of the Credit Suisse facility discussed above in Liquidity and Capital resources.
     FS Holdings Limited Loan. On May 7, 2007, FS Holdings Limited, one of our principal shareholders, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of partially financing the acquisition of our new vessels (including the M/V Free Goddess). The loan was fully drawn during the period ended September 30, 2007. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration due to default of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to FS Holdings, in whole or in part, in increments of not less than $500,000. Additionally, we agreed to issue to FS Holdings, for every $1,000,000 drawn under the loan, $50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant is exercisable to purchase one share of our common stock. We issued 700,000 warrants to acquire shares of our common stock pursuant to this loan. Subsequent to September 30, 2007, and following our public offering, discussed in Liquidity and Capital Resources paragraph above, we fully repaid the $14,000,000 unsecured shareholder loan, as per its terms and FS Holdings exercised its 700,000 warrants, for net proceeds to the Company of $3,500,000.
     Hollandsche Bank — Unie N.V.Credit Facility. We have renegotiated our credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. Our borrowing limit under this new portion of the overdraft facility will be reduced to zero on June 1, 2008. The amended credit agreement also provides that this $4,000,000 overdraft facility will be repaid from the proceeds of a private placement or a public offering of equity securities. The maturity date of the facility may be extended in the discretion of the bank, depending on our financial condition. The security for this facility includes, (i) mortgages on the M/V Free Destiny and the M/V Free Envoy, (ii) pledges of rights and earnings under time charter contracts, (iii) pledges of rights under certain insurance policies and (iv) our $500,000 corporate guarantee.
     Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our interim financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.
     Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.

     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2006 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. During the nine months ended September 30, 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton, as of December 31, 2006, which we believe is common in the shipping industry. Prior to July 1, 2005, we had estimated the residual value of our vessels to be $150 per lightweight ton. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60-month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost-efficient manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
     Costs capitalized as part of the dry-dock include all work required by the vessel’s classification societies, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery work and electrical work.
     All work that may be carried out during dry-dock time for routine maintenance according to our planned maintenance program and not required by the vessel’s classification societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.
     Accounting for revenues and expenses. Revenues and expenses resulting from each time charter are accounted for on an accrual basis. Time charter revenues are recognized on a straight-line basis over the rental periods of such signed charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. Time charter revenues received in advance are recorded as a liability until charter service is rendered.
     Vessel operating expenses are accounted for on an incurred basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.
     We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.
     We obtain valuations from independent brokers of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below-market value is discounted using the weighted average cost of capital method and is recorded as deferred revenue and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter.

     Insurance claims. Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. The insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non-recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. We pay the vendors involved in remedying the insured damage, submit claim documentation and upon collection offset the receivable. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.
     Interest rate swaps. Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.
     Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.
     New Accounting Policy
     Effective January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. We did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations as a result of implementing FIN 48.
     Recent Accounting Pronouncements
     In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (FAS 141(R)), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business.
     In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (FAS 160), which prescribes the accounting by a parent company for minority interests held by other parties in a subsidiary of the parent company.
     The provisions of FAS 141(R) and FAS 160 become effective as of the beginning of our 2010 fiscal year. We are currently evaluating the impact that these pronouncements will have on our financial statements.